Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

September 17, 2026

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B:

SAHAM BANK – Entity Name changed from SOCIETE GENERALE MAROCAINE DE BANQUES SA in Custody, Clearance, or Settlement entity

BOLSAS Y MERCADOS ESPAÑOLES RENTA FIJA SA – Terminated as Execute or Trade entity